Exhibit 1.01 to Form SD filed on May 30, 2014

Conflict Minerals Report

as required by Items 1.01 and 1.02 of Form SD

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). This Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain tin, tantalum, tungsten, or gold (“3TG,” also defined by Form SD as “conflict minerals”), and who have a reason to believe that the products they manufacture, or contract to manufacture, contain conflict minerals that are necessary to the functionality or production of those products. If the SEC registrant has a reason to believe that any of those conflict minerals may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”), or is unable to determine the country of origin of those conflict minerals, the SEC registrant is required to submit a Conflict Minerals Report to the SEC that includes a description of the measures it took to exercise due diligence on the conflict minerals’ source and chain of custody.

1.	Products

Toyota Motor Corporation (together with its subsidiaries, “Toyota”, “we” or “our”) conducted a reasonable country of origin inquiry (“RCOI”) with due diligence for the following products. We were able to identify for some of our products the smelters where the metals were processed. However, we were unable to determine with reasonable certainty the mines or locations of origin of all the necessary conflict minerals contained in our supply chain.

Toyota produces and sells passenger cars, minivans and commercial vehicles such as trucks. Toyota’s subsidiary, Daihatsu Motor Co., Ltd. (“Daihatsu”), produces and sells mini-vehicles and compact cars. Hino Motors, Ltd. (“Hino”), also a subsidiary of Toyota, produces and sells commercial vehicles such as trucks and buses. We also manufacture automotive parts, components and accessories for our own use and for sale to others. Our vehicles (produced by Toyota, Daihatsu and Hino) can be classified into two categories: hybrid vehicles and conventional engine vehicles. Our product line-up includes subcompact and compact cars, mini-vehicles, mid-size, luxury, sports and specialty cars, recreational and sport-utility vehicles, pickup trucks, minivans, trucks and buses. In addition, we also manufacture and sell pleasure boats, marine engines and a variety of marine components.

2.	Policy

Toyota and its subsidiaries promote obtainment of materials with full deliberation and care to avoid the procurement or usage of materials which are unlawful or which are obtained through unethical or otherwise unacceptable means. We recognize that the issue of the conflict minerals originating in the Covered Countries is one of the significant social issues among supply chains. We aim at procurement and usage that are free from conflict minerals originating in the Covered Countries and relating to illegal conduct including human rights infringement. To realize such procurement and usage, we conduct inquiries tracing back through our supply chains and confirm if conflict minerals are used. In addition, we take appropriate steps to discontinue procurement of materials that can cause social problems or finance armed groups, if such usage is detected. Based on mutually beneficial relationships, we ask our suppliers to understand our policies and approaches and to promote responsible material procurement.

The link to our policy relating to conflict minerals is included below:

http://www.toyota-global.com/sustainability/csr_initiatives/stakeholders/partners/conflict_minerals.html

http://www.toyota-global.com/sustainability/csr_initiatives/stakeholders/partners/#conflict_minerals

3.	Steps Taken to Identify Risks in the Supply Chain and Due Diligence Measures

Toyota conducted due diligence on the source and chain of custody of its conflict minerals to ascertain whether these conflict minerals originated in the Covered Countries, or financed or benefited armed groups in any of such countries. Our conflict minerals due diligence measures have been designed to conform with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, as applicable for tin, tantalum, tungsten, gold and downstream companies, in all material respects.

Toyota designed its due diligence measures to:

(i)	Step 1 Establish strong company management systems:

Toyota has adopted a company policy for conflict minerals and CSR guidelines for business partners and communicated them to both internal and external parties. We structured a team of individuals from various areas within the organization to support the due diligence on the origin of conflict minerals and chain of custody. We also held sessions for suppliers and designed and developed conflict minerals materials.

(ii)	Step 2 Identify and assess risk in the supply chain:

Toyota has held meetings with Toyota’s management to discuss the policy and measures relating to the RCOI survey. We carried out the RCOI survey, using the Conflict Minerals Reporting Template published by the Conflict-Free Sourcing Initiative (“CFSI”) and compared the results of the survey on smelter information with the list of Conflict-Free Smelter Program (“CFSP”).

(iii)	Step 3 Design and implement a strategy to respond to identified risks:

Based on the risks identified in Step 2 above, Toyota discussed this assessment with Toyota’s management, then designed and implemented a strategy to respond to such risks. We also requested survey cooperation through automotive industry organizations such as the Automotive Industry Action Group (“AIAG”) and the Japan Auto Parts Industries Association (“JAPIA”), and maintained regular communication including exchange of opinions. Through AIAG, we supported and contributed to CFSI activities. We established the Japan Conflict Free Sourcing Working Group with other companies from the automotive industry and the electronics industry to collaborate with the Electronic Industry Citizenship Coalition and cooperate on smelters’ survey activities. We have visited some 3TG industry organizations through the Japan Conflict Free Sourcing Working Group. We also participated in the Public-Private Alliance for Responsible Minerals Trade (“PPA”).

(iv)	Step 4 Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:

The Japan Conflict Free Sourcing Working Group has interviewed 3TG industry organizations and smelters and encouraged them to participate in CFSP.

(v)	Step 5 Report on supply chain due diligence:

Toyota has compiled its results and filed this report in accordance with the Rule under Form SD. Further information is also available on our website.

4.	Results for Calendar Year 2013

Toyota was able to determine the origin of a portion of the conflict minerals contained in our supply chain and whether some of them come from recycled or scrap sources. We are, however, unable to determine all of the facilities used to process them, the country of origin, or the mine or location of origin.

(i)	Conflict minerals’ country of origin

Because sufficient information to identify a portion of the smelters/refiners and the countries of origin of conflict minerals was not provided by its suppliers, Toyota was unable to determine any of its products to be “DRC conflict free”, as defined by Form SD.

(ii)	Facilities used to process conflict minerals

During the course of our due diligence on the source and chain of custody of the necessary conflict minerals, Toyota has collected information on some, but not all, of its smelters/refiners. Among those smelters/refiners, we found some of them processed minerals sourced in the Covered Countries. However, through our due diligence, we were unable to obtain sufficient information to determine whether those conflict minerals were from mines which financed or benefited any armed group.

(iii)	Efforts to determine the conflict minerals’ mines or locations of origin

Through its participation in CFSP and the RCOI survey completed by its suppliers, Toyota has determined that its efforts to seek information about the conflict minerals smelters/refiners in its supply chain represents the most reasonable effort Toyota can make to determine the mines or locations of origin of the necessary conflict minerals contained in its supply chain.

5.	Steps Toyota Will Take Subsequent to Calendar Year 2013

The due diligence process discussed above is an ongoing process. As Toyota continues to conduct due diligence on its products, it will continue to refine procedures to meet the goals and adhere to values set forth in the policy outlined above.

Toyota will conduct the following procedures to mitigate the risk that its conflict minerals benefit armed groups:

a.	Toyota will improve the RCOI survey and due diligence.

b.	Toyota will improve the measures of the RCOI survey based on feedback from major Tier-1 suppliers.

c.	Toyota will conduct awareness-raising activities for suppliers such as providing conflict minerals survey-related materials including guidance manuals, holding sessions on a regular basis in cooperation with JAPIA and continuing to communicate and exchange opinions with trade partners with direct business.

d.	Toyota will encourage smelters/refiners to participate in CFSP through the industry organizations such as AIAG and JAPIA.

e.	Toyota will continue industry-wide cooperation such as contribution to CFSI through AIAG and participation in PPA.

This Conflict Minerals Report was not subjected to an independent private sector audit, in accordance with Form SD.